

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2013

Via E-mail
Ms. Laura K. Thompson
Chief Financial Officer
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron, OH 44316

RE: The Goodyear Tire & Rubber Company
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 12, 2013
File No. 1-01927

Dear Ms. Thompson:

We have reviewed your response letter and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

We note your response to prior comment 1. Given that a portion of pension costs is allocated to cost of goods sold, quantify how much of your pension costs are capitalized as part of inventory at each balance sheet date. We note your proposed revised disclosure included in your response. Please revise your draft disclosure to include historical information so we may assess the effect of pension costs on cost of goods sold (CGS), selling, administrative and general expense (SAG) and operating income.

You may contact Thomas D'Orazio at (202) 551-3825 or the undersigned Senior Assistant Chief Accountant at (202) 551-3854 if you have any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant